

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Ms. Laura P. Moon
Chief Accounting Officer
Piedmont Office Realty Trust, Inc.
11695 Johns Creek Parkway, Suite 350
Johns Creek, GA 30097

      Re: **Piedmont Office Realty Trust, Inc.**
              Form 10-K
              Filed February 24, 2011
              File No. 001-34626

Dear Ms. Moon:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief